EXHIBIT 12
HILTON WORLDWIDE HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio amounts)
(unaudited)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Income before taxes	$1,255	$1,496	$1,147	$698	$573
Equity in losses (earnings) from unconsolidated affiliates	(8)	(23)	(19)	(16)	11
	1,247	1,473	1,128	682	584
Add:
Fixed charges	720	718	768	767	724
Distributed income of equity method investees	22	26	22	27	31
Subtract:
Interest capitalized	(3)	(3)	(4)	(7)	(6)
Earnings available for fixed charges	$1,986	$2,214	$1,914	$1,469	$1,333

Fixed Charges:
Interest expense(1)	$587	$575	$618	$620	$569
Interest capitalized	3	3	4	7	6
Estimated interest included in rent expense	130	140	149	140	149
Total Fixed Charges	$720	$718	$768	$767	$724

Ratio of Earnings to Fixed Charges	2.8	3.1	2.5	1.9	1.8
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(1) Includes the amortization of debt discounts, premiums and capitalized expenses related to indebtedness.